Exhibit 99.1

Ballard Power Systems Inc.
News Release

EBARA BALLARD Delivers Advanced 1 kW Stationary Fuel Cell Generator for Field Trials

Industry Leading 93% Efficient Advanced Pre-Commercial Fuel Cell Generator in Field Trials at 17 Sites Across Japan

For Immediate Release – April 23, 2004

Vancouver, Canada - Ballard Power Systems’ (TSX: BLD; NASDAQ: BLDP) and EBARA Corporation’s jointly owned company, EBARA BALLARD, has unveiled its advanced pre-commercial 1 kW combined heat and power proton exchange membrane (PEM) stationary fuel cell generator for the Japanese residential market, building upon the first generation pre-commercial generator unveiled in January 2003. There are currently field trials underway at 17 customer sites, including residential housing and laboratory applications, with gas and electric utilities as well as government agencies.

“We are excited about our continued progress with EBARA BALLARD in leading the race to bring a 1 kW combined heat and power fuel cell generator to market,” said John Harris, Ballard’s Managing Director, Asia Pacific. “Customer field trials are very important to Ballard in advancing our products to mass commercial markets. The operation of these systems in everyday, real-life situations in a variety of climates and air quality conditions across Japan will provide us with critical learnings that we will use to advance our products to meet the market targets for durability, reliability, cost and performance. We remain on-track to begin limited quantity commercial shipments in late-2004 to support our customer’s plans to launch the product in early-2005 (fourth quarter 2004 Japanese fiscal year).”

The advanced generation pre-commercial EBARA BALLARD 1 kW combined heat and power fuel cell generator, utilizing a reformer based on technology licenced from Tokyo Gas, has an electrical efficiency of 35 percent and a strong combined overall efficiency (heat and electricity) of 93 percent (lower heating value, or LHV). LHV is the total amount of energy released when a fuel is completely consumed and the water produced is in vapour form.

Japan has some of the highest electricity costs in the world. The combined heat and power fuel cell system utilizes the existing natural gas infrastructure to efficiently generate electric power for the Japanese home, while simultaneously delivering abundant hot water from the heat generated as a by-product of the power generation process. The combined heat and power fuel cell systems are also in alignment with the energy policies of the Japanese government, including the Kyoto Protocol and the development of new alternate energy sources.

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EBARA BALLARD is working with the three largest natural gas companies in Japan, Tokyo Gas, Osaka Gas and Toho Gas, with a combined base of approximately 16 million household customers. Tokyo Gas and Osaka Gas have publicly stated their intentions to begin commercial sales of combined heat and power fuel cell systems over the next two years.

EBARA BALLARD is based in Tokyo, Japan and its mandate is to develop, manufacture and sell fuel cell power generators incorporating the Ballard® fuel cell to customers in Japan.

EBARA Corporation is globally recognized as a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems, and as a leader in zero-emission energy technology.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

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